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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65721

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Liability Solutions, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 East 57th St 12th Flr.
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Chatwin **(212) 371-0955**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KBL, LLP
(Name – *if individual, state last, first, middle name*)

70-20 Austin Street, Suite 126	Forest Hills	NY	11375
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 17 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Chatwin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Liability Solutions, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Director

Title

Notary Public

MORDAKHAY RUBINOV
Notary Public, State of New York
No. 01RU6013346
Qualified in Queens County
Commission Expires Sept. 14, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition.~~--- Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIABILITY SOLUTIONS, INC.

(A Development Stage Company)

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

December 31, 2004 and 2003

LIABILITY SOLUTIONS, INC.

(A Development Stage Company)

December 31, 2004 and 2003

CONTENTS

	Page
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statements of Operations	3
Statements of Cash Flows	4
Statement of Changes in Stockholder's Equity	5
Notes to Financial Statements	6-9
SUPPLEMENTARY INFORMATION	
Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and Related Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17a-5	10
Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	11
Report by Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5 for a Broker- Dealer Claiming an Exemption From SEC Rule 15c3-3	12

KBL, LLP
CERTIFIED PUBLIC ACCOUNTANTS
70-20 AUSTIN STREET, SUITE 126, FOREST HILLS, NY 11375
TEL 718.575.5750 WWW.KBL.COM

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Liability Solutions, Inc.

We have audited the accompanying statement of financial condition of Liability Solutions, Inc. (A Development Stage Company) as of December 31, 2004 and 2003 and the related statements of operations, changes in stockholder's equity, and, cash flows for the years then ended and for the period from July 12, 2002 (date of inception) through December 31, 2004 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liability Solutions, Inc. at December 31, 2004 and 2003 and the results of their operations and their cash flows for the years then ended and for the period from July 12, 2002 (date of inception) through December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedule of Computation of Net Capital for Broker Dealers Pursuant to Rule 15c3-1 and the and Related Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17a-5 and the Schedule of Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KBL, LLP

KBL, LLP

Forest Hills, New York
February 14, 2005

Liability Solutions, Inc.
(A Development Stage Company)

Statement of Financial Condition

		December 31	
		2004	2003
Assets			
Cash in Banks	$	43,925	1,400
Cash - Held by Bank as Collateral for Letter of Credit		26,550	-
Accounts Receivable and Accrued Income		10,000	-
Due from Officer		1,042	-
Due from Former Officer		20,046	500
Prepaid expenses		1,225	3,956
Deferred Lease Acquistion Costs, net of accumulated amortization of $1,784		6,242	-
Furniture and Equipment -- at cost, net of accumulated depreciation of $8,104 in 2004 and $1,500 in 2003		43,277	14,552
Total Assets	$	152,307	$ 20,408
Liabilities and Stockholder's Equity			
Liabilities			
Accounts Payable and Accrued Expenses		18,706	17,749
Total Liabilities		18,706	17,749
			-
Stockholder's Equity			
Common stock, no par value, authorized 200 shares, issued and outstanding 100 shares		5,000	5,000
Additional Paid-In Capital		459,948	168,500
		464,948	173,500
Deficit Accumulated in the Development Stage		(331,347)	(170,841)
Total Stockholder's Equity		133,601	2,659
COMMITMENT -- Note 6			
NET CAPITAL REQUIREMENT -- Note 7			
SUBSEQUENT EVENTS -- Note 8			
	$	152,307	$ 20,408

The accompanying notes are an integral part of these financial statements

Liability Solutions, Inc.
(A Development Stage Company)

Statements of Operations

Years Ended December 31, 2004 and 2003 and the Period
From July 12, 2002 (Date of Inception) through December 31, 2004

	Year Ended December 31, 2004	Year Ended December 31, 2003	July 12, 2002 (Inception) to December 31, 2004
Revenues			
Consulting Fees	$ 101,814	$ -	$ 101,814
Interest Income	50	-	50
	101,864	-	101,864
Expenses			
Employee Compensation, Payroll Taxes, Benefits and Temporary Help	56,247	16,004	72,250
Regulatory Compliance, including legal fees of $1,128, $17,657 and $29,332 for each respective period	4,037	22,704	37,287
Occupancy Costs	76,000	42,500	122,250
Travel and Related Expenses	52,832	29,365	82,198
Accounting and Auditing	19,730	27,441	47,171
Other Operating Expenses	26,630	9,185	36,272
Communications and Data Processing	18,507	7,388	25,895
Depreciation of Property	6,604	1,500	8,104
Amortization of Deferred Lease Acquisition Costs	1,784	-	1,784
Total Expenses	262,371	156,087	433,211
Net Loss	$ (160,507)	$ (156,087)	$ (331,347)

The accompanying notes are an integral part of these financial statements

Liability Solutions, Inc.
(A Development Stage Company)

Statements of Cash Flows

Year Ended December 31, 2004 and the Period
From July 12, 2002 (Date of Inception) through December 31, 2004

	Year Ended December 31, 2004	Year Ended December 31, 2003	July 12, 2002 (Inception) to December 31, 2004
Cash flows from operating activities:			
Net (Loss)	$ (160,507)	$ (156,087)	$ (331,347)
Adjustments to reconcile net (loss) to net cash used in operating activities:			
Depreciation and Amortization	8,387	1,500	9,888
(Increase) in Accounts Receivable and Accrued Income	(10,000)	-	(10,000)
(Increase) Decrease in Prepaid Expenses	2,731	(3,956)	(1,225)
Increase in Accounts Payable and Accrued Expenses	958	17,449	18,705
Net cash used by operating activities	(158,431)	(141,094)	(313,979)
Cash flows from investing activities:			
(Increase) in Cash - Held by Bank as Collateral for Letter of Credit	(26,550)	-	(26,550)
Advances to Officer	(1,042)	-	(1,042)
Advances to Former Officer	(19,546)	(500)	(20,046)
Legal Fees paid and Deferred in Connection With Premises Lease	(8,026)	-	(8,026)
Purchase of Furniture and Equipment	(35,328)	(16,052)	(51,380)
Net cash used by investing activities	(90,492)	(16,552)	(107,044)
Cash flows from financing activities:			
Issuance of common stock to parent company	-	-	5,000
Contributions of additional paid-in capital from parent company	291,448	118,500	459,948
Net cash provided by investing activities	291,448	118,500	464,948
Increase (Decrease) in Cash	42,525	(39,146)	43,925
Cash at Beginning of Period	1,400	40,546	-
Cash at End of Period	$ 43,925	$ 1,400	$ 43,925

The accompanying notes are an integral part of these financial statements

Liability Solutions, Inc.
(A Development Stage Company)

Statement of Changes in Stockholder's Equity

From July 12, 2002 (Date of Inception) to December 31, 2004

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Deficit Accumulated in the Development Stage	Total Stockholder's Equity
From July 12, 2002 (Date of Inception) to December 31, 2002					
Issuance of Common Stock to Parent Company	100	$ 5,000	$ -	$ -	$ 5,000
Additional Capital Contributed by Parent Company	-	-	50,000	-	50,000
Net (Loss)	-	-	-	(14,754)	(14,754)
Balances at December 31, 2002	100	5,000	50,000	(14,754)	40,246
Additional Capital Contributed by Parent Company	-	-	118,500	-	118,500
Net (Loss)	-	-	-	(156,087)	(156,087)
Balances at December 31, 2003	100	5,000	168,500	(170,841)	2,659
Additional Capital Contributed by Parent Company	-	-	291,448	-	291,448
Net (Loss)	-	-	-	(160,506)	(160,506)
Balances at December 31, 2004	100	$ 5,000	$ 459,948	$ (331,347)	$ 133,601

The accompanying notes are an integral part of these financial statements

Liability Solutions, Inc.
(A Development Stage Company)

Notes to Financial Statements

Year Ended December 31, 2004 and the Period
From July 12, 2002 (Date of Inception) to December 31, 2004

NOTE 1 -- NATURE OF OPERATIONS AND DEVELOPMENT STAGE STATUS

a. Operations
Liability Solutions, Inc., (the "Company") is a broker-dealer registered under Section 15(b) of the Securities Exchange Act of 1934 (effective January 7, 2003) and with the Connecticut State Banking Commission. It has been a member of the National Association of Securities Dealers (NASD) since June 5, 2003. The Company was incorporated on July 12, 2002 in the State of New York and has its principal business location in New York, New York. It is a wholly owned subsidiary of Liability Solutions Limited ("LSL") which is based in London, United Kingdom.

The Company acts as an independent placement agent and advisory specialist for alternative investment products, primarily hedge funds. The Company earns fees for advisory services as agreed with the client. Additionally, fees are earned based on 20% of the fund manager's fees with respect to company placed institutional buyers (the fund manager's fee is generally 1% of the fund value), plus 20% of the fund manager's fees earned on assets over the "high water mark" for placed institutional buyers. The Company does not originate transactions, place customer orders, carry securities accounts for customers, nor does it perform custodial functions relating to customer securities.

b. Development Stage and Ability of the Company to Continue as a Going Concern
The Company is in the development stage and has yet to earn meaningful revenues. As of February 14, 2005, the Company has three institutional customer contracts. Accordingly, it has generated only $101,814 in 2004. Although it has entered into into customer contracts and generated some revenues in 2004, the Company will remain in the development stage until such time as it has generated meaningful and regular revenues. Management currently anticipates emergence from the development stage during 2005.

The Company has incurred losses of $331,347 since inception, of which $160,507 was incurred during the year ended December 31, 2004, and has $43,925 in cash at December 31, 2004, with no other meaningful assets. These conditions might suggest that the Company might not be able to continue as a going concern. However, these conditions have been mitigated by actions taken by management and the Company's overseas parent, as well as plans made by management. The Company received additional capital contributions from LSL of $291,448 in 2004 and $75,000 in February 2005. The Company further received a commitment from LSL to provide additional capital contributions of up to $200,000 in 2005 (see note 8). Management plans now anticipate that customer relationships currently established, together with new customer relationships, will begin to provide a stream of revenue in 2005 sufficient to meet breakeven operating results for the Company.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

a. Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

b. Depreciation and Amortization
→ Property and equipment is stated at cost and principally consists of computer equipment and software. Depreciation and amortization are computed using primarily the straight-line method based upon the estimated useful lives of the related assets of 3 to 7 years
→ Deferred lease acquistion costs of $8,026 consist of legal fees incurred to negotiate the lease as described in Note 6. These costs have been capitalized and are being amortized over the life of the lease.

c. Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

d. Concentration of Credit Risks
Financial instruments which potentially subject the Company to concentrations of credit risk consists of cash balances in banks. The Company keeps its cash balances with high quality financial institutions which are federally insured although daily bank balances might exceed limits of federal insurance. Management believes that no significant concentration of credit risk exists with respect to those cash balances.

e. Fair Values of Financial Instruments
Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments", requires the Company to disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments:

The carrying amount of cash, accounts receivable, if any, other current assets, accounts payable, accrued expenses and notes payable, if any, approximate fair value because of the short maturity of those instruments.

NOTE 3 -- INCOME TAXES

Temporary differences and carryforwards give rise to deferred tax assets and liabilities. The principal components of the deferred tax assets relate to net operating loss carryforwards. As of December 31, 2004, the Company had net operating loss carryovers approximating $337,000 for Federal and state purposes. The net operating loss carryforwards expire at various dates through 2024, and because of the uncertainty in the Company's ability to utilize the net operating loss carryforwards, a full valuation allowance of approximately $118,000 and $62,000 has been provided on the deferred tax asset at December 31, 2004 and 2003, respectively.

NOTE 4 -- STOCKHOLDER'S EQUITY

At the time of its incorporation in New York, the Company was authorized to issue 200 shares of its no par value common stock. In 2002, the Company issued 100 shares of its no par value common stock to LSL for $5,000. Also in 2002, the Company erroneously issued 50,000 shares of no par value common stock for $1 per share. Since it did not intend to issue a second class of stock or change the number of shares authorized in New York State, the $50,000 received by the Company from LSL (its U.K. parent and the sole owner of all of the Company's issued shares) has been treated as a contribution of additional paid-in capital by the Company in its financial statements.

NOTE 5 -- RELATED PARTY TRANSACTIONS

In December 2003 the Company advanced $500 to its now former President and Director. During the year ended December 31, 2004, the same party received $19,546 while still in the employ of the Company. The total amount due from that former officer was $20,046 at December 31, 2004. The amounts due from the former officer a secured by sufficent collateral held by the parent company and, consequently, the parent company has guaranteed the payment thereof to the Company.

NOTE 6 -- COMMITMENTS

In August 2003, the Company entered into a noncancellable office lease in Rowayton, Connecticut providing for monthly rental payments of $4,000 and expiring June 1, 2004. The Company had been occupying the premises under this lease on a month-to-month basis from November 2002 through July 2003. The total rent for this premises for 2004 was $20,000. This lease has terminated concurrent with its expiration on June 1, 2004.

In April 2004, the Company entered into a noncancellable office lease in New York, New York providing

for monthly rental payments of $7,000 and expiring April 2007. Aggregate minimum lease payments due under this lease are $196,000 as follows: $84,000 in 2005; $84,000 in 2006 and $28,000 in 2007. In connection with this lease, a bank issued a Letter of Credit on behalf of the Company in the amount of $26,500, which is secured by a bank account with a balance of $26,550 at December 31, 2004.

NOTE 7 -- NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. The Company is required to maintain minimum capital equal to $5,000. At December 31, 2004, the Company had net capital of $25,219. The Company had an aggregate indebtedness to net capital ratio of 0.74 to 1. As discussed in Note 8, the Company's overseas parent, LSL, has committed to contribute additional capital on an as-needed basis. Such contributions should help help the Company to continue to maintain its required minimum capital.

NOTE 8 -- SUBSEQUENT EVENTS

- On February 14, 2005, LSL (LSI's parent company) transferred $75,000 to the Company.
- On February 14. 2005, LSL committed in writing to provide additional paid-in capital on an as-needed basis of up to approximately U.S. $200,000 in 2005.

Liability Solutions, Inc.
(A Development Stage Company)

Schedule of Computation Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
December 31, 2004

Assets	$	152,307
Less Liabilities		(18,706)
Total Ownership Equity		133,601
Plus Subordinated Liabilities		-
Total Capital and Allowable Subordinated Liabilities		133,601
Less Non-allowables		(108,382)
Net Capital Before Haircuts and Undue Concentration		25,219
Less Haircuts and Undue Concentration		-
Net Capital		25,219
Minimum Capital Requirement		(5,000)
Excess Net Capital	$	20,219
Total Aggregate Indebtedness	$	18,706
Percentage of Aggregate Indebtedness to Net Capital		74 %

Reconciliation to the Computation of Net Capital Included in Part IIA of Form X-17a-5 as of December 31, 2004

Net Capital per above	$	25,219
Adjustment - Net audit adjustments affecting indebtedness		(462)
Accrual of state and city corporate taxes		650
Net Capital Included in Part IIA of Form X-17a-5 as of December 31, 2004	$	25,407

The accompanying notes are an integral part of these financial statements

Liability Solutions, Inc.
(A Development Stage Company)

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

December 31, 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

KBL, LLP

CERTIFIED PUBLIC ACCOUNTANTS
70-20 AUSTIN STREET, SUITE 126, FOREST HILLS, NY 11375
TEL 718.575.5750 WWW.KBL.COM

Report by Independent Certified Public Accountants on Internal Control Required by SEC Rule 17a-5 for a Broker- Dealer Claiming an Exemption From SEC Rule 15c3-3

Board of Directors
Liability Solutions, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Liability Solutions, Inc. (the Company), for the year ended December 31, 2004 and for the period from July 12, 2002 (date of inception) through December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives. This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers (NASD) and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KBL, LLP
KBL, LLP

Forest Hills, New York
February 14, 2005